SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc to open branch in Macau
to provide life and health insurance solutions

Prudential plc (Prudential) today announced it has received approval from the Macau Special Administrative Region to establish a branch of its Hong Kong business in Macau. With the addition of Macau, Prudential will have a presence in 24 markets across Asia and Africa.

Prudential will initially offer life and health insurance solutions in Macau through its digitally-enhanced agency force. These solutions include multi-currency options to meet customer needs in savings, healthcare and protection.

Lilian Ng, Managing Director, Strategic Business Group, Prudential said the new Macau branch completes the company's footprint in China's Greater Bay Area (GBA).

The GBA is made up of nine cities in the Guangdong Province and the two Special Administrative Regions of Hong Kong and Macau. Its substantial population of 86.7 million people contributed to 11 per cent of China's GDP[1] in 2021.

"While we have seen rapid economic development in Macau, insurance penetration remains low. With the city's fast-ageing population, there is strong demand from its residents for solutions that can help them access private healthcare facilities in Macau and elsewhere in the GBA.

"The Macau branch will play a pivotal role in our strategy to make healthcare and financial security more accessible to people in the GBA, as we leverage our 50-year experience of providing insurance to customers in Hong Kong," said Ng.

Macau has a life insurance penetration rate at 6.4 per cent in 2021 [2] - slightly over one-third of Hong Kong's 17.3 per cent. In 2021, the gross written premium of Macau's life insurance industry grew 26 per cent year-on-year to reach MOP 33 billion[3] (approximately USD 4 billion[4]), driven by rising demand for protection and wealth accumulation products in the city.

Lawrence Lam, Chief Executive Officer of Prudential Hong Kong, who will have management and performance oversight of the Macau branch, said, "We are delighted to have the opportunity to offer our innovative insurance solutions to the people of Macau. The establishment of the Macau branch is a key milestone for the Group's GBA strategy."

Chris Ma appointed as General Manager of Prudential Macau

Prudential has appointed Chris Ma to be the General Manager of Prudential Macau with immediate effect. In this role, Ma will be responsible for driving the operational strategy, establishing the distribution channels and building a comprehensive suite of products in Macau. He will lead key initiatives to launch the company's agency advisory and customer support services.

With a strong track record of driving agency productivity and recruitment, Ma brings with him more than 30 years of solid experience in the insurance industry. He was the Chief Executive Officer of  AIA Macau prior to joining Prudential.

Prudential's Macau branch is located at 12 Andar A, FIT Centre of Macau, Avenida Doutor Mario Soares. It will provide a wide range of services, including policy enquiries and payment services. Customers can also contact Prudential Macau at (+853) 8293 0833.

Media		Investors/Analysts
Ping Ping Tan	+65 9845 8904	Patrick Bowes	+852 9611 2981
Hui-Yi Kho	+852 2918 2780	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is also a constituent of the Hang Seng Composite Index.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Forward-looking statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, current and future market conditions including fluctuations in interest rates and exchange rates, inflation (including interest rate rises as a response), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction, (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts) which may also impact policyholder behaviour and reduce product affordability, asset valuation impacts from the transition to a lower carbon economy and derivative instruments not effectively mitigating any exposures; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment; the impact of Covid-19 outbreaks, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact on sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and technological and information security risks; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the impact of not adequately responding to environmental, social and governance issues (including not properly considering the interests of Prudential's stakeholders or failing to maintain high standards of corporate governance); the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees; the availability and effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform; the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes.

These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in Prudential's 2022 Half Year Financial Report and the 'Risk Factors' heading in Prudential's 2021 Annual Report. Prudential's 2022 Half Year Financial Report and 2021 Annual Report are available on its website at www.prudentialplc.com.

These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

[1] Source: HKTDC Research: https://research.hktdc.com/en/article/MzYzMDE5NzQ5 and https://research.hktdc.com/en/article/MzIwNjcyMDYx, based on the exchange rate of CNY1 to USD0.157 as of December 2021.
[2] Source: Swiss Re Institute - Sigma report "World insurance: inflation risks front and centre" (P.43): https://www.swissre.com/institute/research/sigma-research/sigma-2022-04.html
[3] Source: Monetary Authority of Macao SAR: https://www.amcm.gov.mo/en/research-statistics/statistics-page/statistic-insurance
[4] Based on the currency exchange rate of USD1 to MOP8.03 on 26 January 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 January 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary